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January 31, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F Street, N.E. Washington, D.C. 20549-6010
Attention:	Shane Callaghan
Christina Chalk

Re:	MakeMyTrip Limited
Schedule TO-I Filed January 17, 2024
File No. 005-85619

To the addressees set forth above:

On behalf of our client, MakeMyTrip Limited, a company incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s responses to the comments contained in the letter dated January 25, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Schedule TO-I filed by the Company on January 17, 2024 (the "Schedule TO-I").

An electronic version of the Company’s Amendment No. 1 (“Amendment No. 1”) to the Schedule TO-I, which has been revised to address the Staff’s comments to the Schedule TO-I, has been concurrently filed with the Commission through its EDGAR system.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to Amendment No. 1 where a response refers to the revised disclosure therein. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO-I.

January 31, 2024

Schedule TO-I Filed January 17, 2024

General

1.
We note your disclosure on page 1 of the Repurchase Right Notice that the Expiration Date is 5:00 p.m., New York City time, on Tuesday, February 13, 2024. Please revise the Repurchase Right Notice so that the Repurchase Right is open for 20 full business days in compliance with Rule 14e-1(a). In this respect, Rule 13e-4(a)(3) defines the term “business day” to mean “any day, other than Saturday, Sunday, or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time” (emphasis added). Please also make corresponding changes to the disclosure regarding withdrawals of Repurchase Right exercises, such as shown on page 7 of the Repurchase Right Notice under “Until what time may I withdraw my previous exercise of the Repurchase Right?”

Response: We have revised the Expiration Date, and all corresponding references, to 11:59 p.m. Eastern Time on Tuesday, February 13, 2024. All references to “5:00 p.m. New York City time, on the Expiration Date” shall be read as references to “the Expiration Time, on the Expiration Date”, and the Expiration Time, on the Expiration Date is 11:59 p.m. Eastern Time on Tuesday, February 13, 2024.

2.
At the top of page 5 of the Repurchase Right Notice, you state that the information in the Summary Term Sheet “is not complete.” While a summary term sheet is necessarily a condensed version of the disclosure that appears elsewhere in the offer materials, it should describe all of the most material terms of the proposed transaction. See Item 1 of Schedule TO and Item 1001 of Regulation M-A. Please modify this disclosure to avoid characterizing the Summary Term Sheet as incomplete.

Response: The second sentence on top of page 5 of the Repurchase Right Notice is restated to say: “To understand the Repurchase Right fully and for a more detailed description of the terms of the Repurchase Right, we urge you to carefully read the remainder of this Repurchase Right Notice.”

Right of Withdrawal, page 13

3.
Refer to the following disclosure made on page 14 of the Repurchase Right Notice: “Holders are advised that if they timely surrender Notes for purchase under the Repurchase Right, they are also permitted to withdraw such Notes on Thursday, March 14, 2024 (New York City time) in the event that we have not yet accepted the Notes for payment as of that time.” It does not appear that March 14, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of the Repurchase Right. Please revise or advise.

Response: We have revised this date to Wednesday, March 13, 2024.

4.
Refer to the following statement made on page 14 of the Repurchase Right Notice: “We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.” Please revise this statement to include a qualifier that Holders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Schedule TO-I through Amendment No. 1 to include the qualifier above.

January 31, 2024

Plans or Proposals of the Company, page 14

5.
The disclosure in this section regarding any plans, proposals, or negotiations of the Company is qualified by (i) any previous public disclosure by the Company and (ii) the materiality of such plans, proposals, or negotiations to a Holder’s decision to exercise their Repurchase Right. Please revise this section to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company’s plans, proposals, or negotiations. See Instruction E to Schedule TO and Item 1006(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Schedule TO-I through Amendment No. 1.

Agreements Involving the Company’s Securities, page 15

6.
The last two sentences of this section are qualified by the materiality of such agreements to the Repurchase Right or the Notes. Please revise these sentences to remove this qualifying language and describe any agreements, arrangements, or understandings between (i) the Company or its directors and executive officers and (ii) any other person with respect to any of the Company’s securities, regardless if they are related to the Repurchase Right or not. See Item 5 of Schedule TO and Item 1005(e) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Schedule TO-I through Amendment No. 1.

Additional Information, page 17

7.
The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Schedule TO-I through Amendment No. 1 to remove the referenced disclosure.

*****

January 31, 2024

If you have any questions regarding Amendment No. 1, please contact me at Stacey.Wong@lw.com or +65 6437 5450.

Very truly yours,

/s/ Stacey Wong

Stacey Wong
of LATHAM & WATKINS LLP

cc:	Mohit Kabra, Group Chief Financial Officer, MakeMyTrip Limited
Rajiv Gupta, Partner, Latham & Watkins LLP